Filed by Oasis Midstream Partners LP

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Oasis Midstream Partners LP

Commission File No.: 001-38212

The following communication is being filed in connection with the proposed merger of Crestwood Equity Partners LP (“Crestwood”) and Oasis Midstream Partners LP (“OMP”).

The following is a form that was distributed to various suppliers, vendors and customers of OMP relating to the proposed merger with Crestwood.

Dear [NAME],

We are excited to have announced that Oasis Midstream Partners (“OMP”) will merge with Crestwood Equity Partners LP (“Crestwood”) to create a leading midstream company operating in multiple basins across the U.S. The press release we issued regarding this announcement can be found here [__________].

Together, OMP and Crestwood will have increased size and scale, financial strength and enhanced operational capabilities. The combined company will have a strong network of pipelines across various commodities and a diversified customer base, which will continue to include Oasis Petroleum. Oasis Petroleum will also maintain a significant ownership interest in the combined entity.

Like Oasis, Crestwood is based in Houston, and we share many of the same core values, including a shared commitment to working safely and responsibly. The Crestwood executive team will continue to lead the go-forward company once the transaction closes. Given our complementary assets and the many other benefits of this combination, we believe the combined company will be even better able to serve its customers. We also expect that Crestwood’s continued growth and success will create exciting opportunities for many of our [suppliers/vendors/customers]].

I would like to emphasize that it remains business as usual at OMP until the acquisition closes, which we expect to occur in the first quarter of 2022. There will be no changes to our current operating relationship, and your current OMP points of contact remain the same. Over the coming weeks and months, we will be forming an integration team with leaders from both OMP and Crestwood. We’ll provide updates, as appropriate, and if you have any questions please reach out to [me / your regular OMP contact].

We are excited about this announcement and for the future of OMP. Thank you for your support and partnership.

Sincerely,

Oasis Midstream Partners

Forward-Looking Statements

This transcript contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities and Exchange Act of 1934. The words “expects,” “believes,” “anticipates,” “plans,” “will,” “shall,” “estimates,” and similar expressions identify forward-looking statements, which are generally not historical in nature. Forward-looking statements, including statements regarding our revised 2021 outlook, the anticipated completion of the proposed transaction and the timing thereof, the expected benefits of the proposed transaction to our unitholders and to unitholders of OMP, and the anticipated impact of the proposed transaction on the combined business and future financial and operating results, are subject to risks and uncertainties and are based on the beliefs and assumptions of management, based on information currently available to them. Although Crestwood believes that these forward-looking statements are based on reasonable assumptions, it can give no assurance that any such forward-looking statements will materialize. Important factors that could cause actual results to differ materially from those expressed in or implied from these forward-looking statements include the risks and uncertainties described in Crestwood’s and OMP’s reports filed with the Securities and Exchange Commission, including its Annual Report on Form 10-K and its subsequent reports, which are available through the SEC’s EDGAR system at www.sec.gov and on our website, and risks that the proposed transaction may not be consummated or the benefits contemplated therefore may not be realized, the ability to obtain requisite regulatory and unitholder approval and the satisfaction of the other conditions to the consummation of the proposed transaction, the ability of Crestwood to successfully integrate OMP’s operations and employees and realize anticipated synergies and cost savings, the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers, competitors and credit rating agencies. Readers are cautioned not to place undue reliance on forward-looking statements, which reflect management’s view only as of the date made, and Crestwood assumes no obligation to update these forward-looking statements.

No Offer or Solicitation

This communication relates to the proposed transaction between OMP and Crestwood. This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where You Can Find It

In connection with the proposed transaction, Crestwood will file a registration statement on Form S-4, including a preliminary consent statement/prospectus for the unitholders of OMP with the U.S. Securities and Exchange Commission (“SEC”). INVESTORS AND UNITHOLDERS OF CRESTWOOD AND OMP, AS WELL AS INVESTORS AND STOCKHOLDERS OF OASIS PETROLEUM INC. (“OASIS”), ARE ADVISED TO CAREFULLY READ THE REGISTRATION STATEMENT AND THE PRELIMINARY CONSENT STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION, THE PARTIES TO THE PROPOSED TRANSACTION AND THE RISKS ASSOCIATED WITH THE PROPOSED TRANSACTION. The definitive consent statement/prospectus, when available, will be sent to unitholders of OMP in connection with the solicitation of consents of OMP unitholders relating to the proposed transactions. Investors and unitholders may obtain a free copy of the preliminary or definitive consent statement/prospectus (each when available) filed by Crestwood or OMP with the SEC from the SEC’s website at www.sec.gov. Unitholders and other interested parties will also be able to obtain, without charge, a copy of the preliminary or definitive consent statement/prospectus and other relevant documents (when available) from Crestwood’s website at https://www.crestwoodlp.com/investors/ or from OMP’s website at http://oasismidstream.investorroom.com.

Participants in the Solicitation

Crestwood, OMP and their respective directors, executive officers and general partners, and Oasis and its directors and executive officers, may be deemed to be participants in the solicitation of consents from the unitholders of OMP in respect of the transactions. Information about these persons is set forth in Crestwood’s Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on February 26, 2021, OMP’s Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on March 8, 2021, and Oasis’ definitive proxy statement for its 2021 annual meeting filed with the SEC on April 20, 2021, respectively, and subsequent statements of changes in beneficial ownership on file for each of Crestwood, OMP and Oasis with the SEC. Unitholders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the respective companies’ unitholders generally, by reading the preliminary or definitive consent statement/prospectus, or other relevant documents regarding the transaction (if and when available), which may be filed with the SEC.